Global X Funds
600 Lexington Avenue, 20th Fl
New York, NY 10022

October 30, 2018

VIA EDGAR
Office of Disclosure and Review
U.S. Securities and Exchange Commission
3 World Financial Center
New York, NY 10281
Attention: Mindy Rotter

Re: Global X Funds (“Trust”)
File Nos. 333-227685, 811-22209

Dear Ms. Rotter:

On behalf of the Global X Funds (the “Registrant” or the “Trust”) this letter responds to the comments you provided on October 16, 2018, regarding the Trust’s registration statement on Form N-14 (the “N-14 Registration Statement”), filed on October 3, 2018, with respect to the reorganization of each of the Horizons DAX Germany ETF, Horizons Nasdaq 100® Covered Call ETF and Horizons S&P 500® Covered Call ETF (the “Target Funds”), each a series of Horizons ETF Trust I, into the Global X DAX Germany ETF, Global X Nasdaq 100® Covered Call ETF and Global X S&P 500® Covered Call ETF (the “Acquiring Funds”), respectively, each a newly-created series of the Registrant (the “Reorganizations”).
Below we have provided your comments and the Trust’s response to each comment. Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the N-14 Registration Statement.

1.	Comment: Please confirm that the fees presented in the Fees and Expense Table for each of the Funds represent current fees in accordance with Item 3 of Form N-14.

Response: Confirmed.

2.
Comment: Please confirm whether Horizons, adviser to the Target Funds, recouped any fees under its expense limitation agreement with respect to the Horizons DAX Germany ETF and, if so, where that information is disclosed.

Response: Horizons did not recoup any fees under its expense limitation agreement with respect to the Horizons DAX Germany ETF. As such, no recoupment amounts are disclosed.

3.
Comment: Please confirm whether, under any of the administrative services, transfer agency or custody agreements, there is recourse against the Acquiring Funds as a result of non-payment by GXMC, adviser to the Acquiring Funds.

Response: There is no recourse against an Acquiring Fund as a result of non-payment by GXMC under the sub-administration agreement, transfer agency agreement or custody agreement.

4.
Comment: Confirm whether the expense limitation agreement with respect to the Global X DAX Germany ETF contemplates recoupment of fees previously waived or whether it contemplates a reimbursement mechanism to be approved by the fund’s Board of Trustees. Additionally, please confirm that GXMC does not intend to recapture fees previously waived by Horizons with respect to the Horizons DAX Germany ETF.

Response: The expense limitation agreement with respect to the Global X DAX Germany ETF contemplates recoupment of fees previously waived to the extent circumstances arise that would permit it to do so under the agreement. Registrant confirms that GXMC does not intend to recapture fees previously waived by Horizons with respect to the Horizons DAX Germany ETF.

5.
Comment: Please provide capitalization tables as of a date within 30 days of the N-14 Registration Statement filing, and represent that the capitalization table will be updated to ensure that the capitalization information provided in the final proxy statement/prospectus mailed to shareholders will be within 30 days of that mailing.

Response: Please see updated capitalization table information below. Additionally, Registrant represents that the capitalization information provided in the final proxy statement/prospectus mailed to shareholders will be within 30 days of that mailing.

“The following table shows, on an unaudited basis, the capitalization as of October 1, 2018 for the Target Funds.  The Acquiring Funds are newly formed series of Global X Funds that will commence operations upon consummation of the Reorganizations. Therefore, the Acquiring Funds had no assets or shares outstanding as of October 1, 2018, and no estimated capitalization is available. The table also sets forth the pro forma combined Funds as if the Reorganizations had occurred on that date.  If the Reorganizations are consummated, the net assets, NAV per share and shares outstanding on the Closing Date will vary from the information below due to changes in the market value of the portfolio securities of the Target Funds between October 1, 2018  and the Closing Date, changes in the amount of undistributed net investment income and net realized capital gains of the Target Funds during that period resulting from income and distributions, and changes in the accrued liabilities of the Target Funds during the same period.
Each Target Fund shall be the accounting and performance survivor in its respective Reorganization, with the result that the corresponding Acquiring Fund, as the corporate survivor in the Reorganization, shall adopt the accounting and performance history of the Target Fund.

	Horizons DAX Germany ETF	Global X DAX Germany ETF	Adjustments (1)	Global X DAX Germany ETF (pro forma)
Net Assets	$18,575,196.78	0	-	$18,575,196.78
Net Asset Value Per Share	$28.58	0	-	$28.58
Shares Outstanding	650,000.00	0	-	650,000.00

	Horizons NASDAQ 100® Covered Call ETF	Global X NASDAQ 100® Covered Call ETF	Adjustments(1)	Global X NASDAQ 100® Covered Call ETF (pro forma)
Net Assets	$388,344,497.85	0	-	$388,344,497.85
Net Asset Value Per Share	$25.14	0	-	$25.14
Shares Outstanding	15,450,000.00	0	-	15,450,000.00

	Horizons S&P 500® Covered Call ETF	Global X S&P 500® Covered Call ETF	Adjustments(1)	Global X S&P 500® Covered Call ETF (pro forma)
Net Assets	$83,684,779.56	0	-	$83,684,779.56
Net Asset Value Per Share	$52.30	0	-	$52.30
Shares Outstanding	1,600,000.00	0	-	1,600,000.00
(1) “Adjustments” reflect the expenses in connection with the Reorganizations and the issuance of shares of the Acquiring Funds to shareholders of the Target Funds.”

6.
Comment: Please confirm that the Reorganization expenses listed were a best estimate as of the time of filings, and that the Registrant will update such estimate prior to the finalization and mailing of the Proxy Statement/Prospectus to shareholders.

Response: Confirmed.

Please do not hesitate to call me at (646) 716-3239 if you have any questions regarding the foregoing.

Sincerely,
/s/ Lisa K. Whittaker
Lisa K. Whittaker